SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CVU Approval – TPP Araucária

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Thermoelectric Plant - UTE Araucária (UEG Araucária SA) reached, during the week of 11/20/2020 to 11/27/2020, the amount of 359,942 MW/h of generation necessary for the recovery of fixed costs , enabling, as of that date, the use of the Variable Unit Cost (“CVU”) values without the fixed cost portion in the composition of the energy price, according to dispatch No. 3,334, of November 25, 2020 of the National Agency Electric Power (“Aneel”).

The Araucária TPP remains available to the National Interconnected System - SIN and may be dispatched at the discretion of the National System Operator (ONS) at the amount of R$ 461.58/MWh, as shown below:

Approved item[1], pursuant to MME Ordinance No. 504/2018	Value
CVU (excluding fixed costs)[2]	R$ 461.58/MWh
Fixed cost installment	R$ 198.77/MWh
CVU (including fixed costs)[3]	R$ 660.35/MWh
Amount of generation necessary to recover fixed costs, ascertained since the publication date of Dispatch 2,756, of 10/07/2020	359,942 MWh
¹ CVU valid until 04/30/2021.
2 CVU valid after reaching the generation amount necessary to recover fixed costs.
[3] CVU valid until the generation amount necessary to recover fixed costs is reached.

Curitiba, November 30, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 1, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.